September 24, 2018

Michel Combes
Chief Executive Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

       Re: Sprint Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Response Dated September 13, 2018
           File No. 001-04721

Dear Mr. Combes:

       We have reviewed your September 13, 2018 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Our references to prior comments are to comments in our August 22, 2018 letter.

Form 10-K for the Fiscal Year Ended March 31, 2018

General

1. We note your response to comment 2, and your assertion that the premise underlying the network claims Sprint has made is simply that Sprint and T-Mobile will be able to offer a better 5G network together. However, it is unclear how your response, recent disclosures, and public statements indicating that Sprint, on its own, cannot roll out a "nationwide 5G offering with robust and ubiquitous coverage," reconcile with certain statements made by
      Sprint's management prior to the merger announcement. For example, we note Mr.
      Claure's February 2, 2018 statement on Twitter confirming that Sprint will launch mobile
      5G services on a nationwide basis in the first half of 2019, and stating, "Stand 100%
      behind this. Sprint. 5G Company."
 Michel Combes
Sprint Corporation
September 24, 2018
Page 2
         In future filings please clarify Sprint's competitive standing with respect to launching mobile 5G services if the merger is not consummated. Your disclosure should provide a level of detail similar to that contained in your response to comment 2 regarding your 5G network build plan.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameMichel Combes                               Sincerely,
Comapany NameSprint Corporation
                                                              Division of
Corporation Finance
September 24, 2018 Page 2                                     Office of
Telecommunications
FirstName LastName